Time of Sale Information

Final Term Sheet

Filed Pursuant to Rule 433(d)

Registration Statement No. 333-202565-01

May 15, 2015

Issuer:	Tampa Electric Company
Principal Amount:	$250,000,000
Maturity:	May 15, 2045
Coupon:	4.200%
Initial Price to Public:	99.814%
Yield to Maturity:	4.211%
Spread to Benchmark Treasury:	+ 127 bps
Benchmark Treasury:	3.000% due November 15, 2044
Benchmark Treasury Yield:	2.941%
Interest Payment Dates:	May 15 and November 15, commencing November 15, 2015
Optional Redemption:	Make-whole call at any time prior to November 15, 2044 at a discount rate of Treasury plus 20 bps and, thereafter, at par
Settlement:	T+3; May 20, 2015
Ratings*(Moody’s/S&P/Fitch):	A2 / BBB+ / A-
CUSIP:	875127 BD3
Joint Book-Running Managers:	BNY Mellon Capital Markets, LLC Mitsubishi UFJ Securities (USA), Inc. RBC Capital Markets, LLC SunTrust Robinson Humphrey, Inc.
Co-Managers:	Fifth Third Securities, Inc. Scotia Capital (USA) Inc. The Williams Capital Group, L.P.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling BNY Mellon Capital Markets, LLC at 800-269-6864, Mitsubishi UFJ Securities (USA), Inc. at 877-649-6848, RBC Capital Markets, LLC at 866-375-6829 or SunTrust Robinson Humphrey, Inc. at 800-685-4786.